

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

VIA E-MAIL
Stephen M. Butz, SVP and CFO
Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, Texas 77046

  Re: Hercules Offshore, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed March 1, 2012
    File No. 0-51582

Dear Mr. Butz:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Ethan Horowitz *for*

           Brad Skinner
           Senior Assistant Chief Accountant